Exhibit 99.2

FORM OF LETTER

COMMUNITY CAPITAL CORPORATION

SUBSCRIPTION RIGHTS TO PURCHASE SHARES OF COMMON STOCK

OFFERED PURSUANT TO SUBSCRIPTION RIGHTS

DISTRIBUTED TO SHAREHOLDERS

OF COMMUNITY CAPITAL CORPORATION

[—], 2009

To Our Clients:

Enclosed for your consideration are a prospectus, dated [—], 2009 (the “Prospectus”), and the “Instructions as to Use of Community Capital Corporation Rights Certificates” relating to the offering (the “Rights Offering”) by Community Capital Corporation (the “Company”) of shares of Common Stock (as defined below) pursuant to non-transferable subscription rights (the “Rights”) distributed to all holders of record of shares of the Company’s common stock, par value $1.00 per share (the “Common Stock”), at 5:00 p.m., local time, on August 7, 2009 (the “Record Date”). The Rights and Common Stock are described in the Prospectus.

In the Rights Offering, the Company is offering an aggregate of [—] shares of Common Stock, as described in the Prospectus.

The Rights will expire, if not exercised prior to 5:00 p.m., local time, on [—], 2009, unless extended (as it may be extended, the “Expiration Time”).

As described in the accompanying Prospectus, you will receive one Right for each share of Common Stock owned on the Record Date. Each Right will allow you to subscribe for [—] shares of Common Stock (the “Basic Subscription Right”) at the cash price of $[—] per full share (the “Subscription Price”). For example, if you owned 100 shares of Common Stock as of 5:00 p.m., local time, on the Record Date, you would receive 100 Rights and would have the right to purchase [—] shares of Common Stock (rounded down to [—] shares, with the total subscription payment being adjusted accordingly, as discussed below) for the Subscription Price.

In the event that you purchase all of the shares of Common Stock available to you pursuant to your Basic Subscription Right, you may also exercise an over-subscription privilege (the “Over-Subscription Privilege”) to purchase shares of our Common Stock that are not purchased by our shareholders through the exercise of their Basic Subscription Rights (the “Unsubscribed Shares”), subject to availability and the allocation process more fully described in the Prospectus. If over-subscription requests exceed the number of shares of Common Stock available, we will allocate the available shares of Common Stock pro rata among the shareholders exercising the Over-Subscription Privilege in proportion to the number of shares of Common Stock owned by such shareholder as of 5:00 p.m., local time, on the Record Date, relative to the number of shares owned on the Record Date by all shareholders exercising the Over-subscription Privilege. If this pro rata allocation results in any shareholder receiving a greater number of shares of Common Stock than the shareholder subscribed for pursuant to the exercise of the Over-Subscription Privilege, then such shareholder will be allocated only that number of shares for which the shareholder oversubscribed, and the remaining shares of Common Stock will be allocated among all other shareholders exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all shares of Common Stock have been allocated.

You will be required to submit payment in full for all the shares you wish to buy with your Over-Subscription Privilege. Because we will not know the total number of Unsubscribed Shares prior to the Expiration Date, if you wish to maximize the number of shares you purchase pursuant to your Over-Subscription Privilege, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of shares of Common Stock available to you, assuming that no shareholders other than such Recordholder and any standby purchasers (the “Standby Purchasers”) has purchased any shares of Common Stock pursuant to the Basic Subscription Right. The Company will eliminate fractional shares of Common Stock resulting from the exercise of the Over-Subscription Privilege by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable.

The Company can provide no assurances that you will actually be entitled to purchase the number of shares of Common Stock issuable upon the exercise of your Over-Subscription Privilege in full at the expiration of the Rights Offering. The Company will not be able to satisfy your exercise of the Over-Subscription Privilege if all of our shareholders exercise their Basic Subscription Rights in full, and we will only honor an Over-Subscription Privilege to the extent sufficient shares of Common Stock are available following the exercise of subscription rights under the Basic Subscription Rights.

•

To the extent the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege is less than the amount you actually paid in connection with the exercise of the Over-Subscription Privilege, you will be allocated only the number of Unsubscribed Shares available to you as soon as practicable after the Expiration Time, and your excess subscription payment received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable.

•

To the extent the amount you actually paid in connection with the exercise of the Over-Subscription Privilege is less than the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege, you will be allocated the number of Unsubscribed Shares for which you actually paid in connection with the Over-Subscription Privilege. See “The Rights Offering — The Subscription Rights — Over-Subscription Privilege.”

The Rights will be evidenced by a non-transferable Rights certificate (the “Rights Certificate”) and will cease to have any value at the Expiration Time.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME, EXERCISES AND SALES OF RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus. However, we urge you to read the document carefully before instructing us to exercise your Rights.

If you wish to have us, on your behalf, exercise the Rights for any shares of Common Stock to which you are entitled, please so instruct us by completing, executing and returning to us the instruction form.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at 5:00 p.m., local time, at the Expiration Time. Once you have exercised the Basic Subscription Right or the Over-Subscription Privilege, such exercise may not be revoked.

Additional copies of the enclosed materials may be obtained by contacting the Company by calling Lee Lee M. Lee at (864) 941-8200 or via e-mail at llee@capitalbanksc.com. Any questions or requests for assistance concerning the Rights Offering should be directed to the Company.

Very truly yours,

[Broker, nominees]